Exhibit 3.63

State of Delaware Secretary of State Division of Corporations Delivered 12:46 PM 09/10/2013 FILED 12:46 PM 09/10/2013 SRV 131072670 - 5396679 FILE

STATE of DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE of FORMATION

First: The name of the limited liability company is BMC Sagewood 60s, LLC

Second: The address of its registered office in the State of Delaware is 2711 Centerville Road, # 400 in the City of Wilmington. Zip code 19808. The name of its Registered agent at such address is Corporation Service Company.

Third: (Use this paragraph only if the company is to have a specific effective date of dissolution: “The latest date on which the limited liability company is to dissolve is                     .”)

Fourth: (Insert any other matters the members determine to include herein.)

In Witness Whereof, the undersigned have executed this Certificate of Formation this 10th day of September, 2013.

By:	James F. Mosier
Authorized Person (s)
Name: James F. Mosier